November 16, 2006


Mail-Stop 4561
Via facsimile and U.S. Mail
Mr. Peter Bartholow
Chief Financial Officer
Texas Capital Bancshares, Inc.
2100 McKinney Avenue, Suite 900
Dallas, Texas 75201

	Re:   Texas Capital Bancshares, Inc.
                     Amendment No. 1 to Form S-3
	         File No. 333-138207
                     Filed November 15, 2006


Dear Mr. Bartholow:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3
General
1. Confirm to the staff that the audited balance sheets filed as part of the 2005 Form 10-K for the Company, includes the 16,361 shares as being outstanding.



Questions and Answers, page ii
2. Revise the first full Q&A on page iii to delete the reference that selling into the market will yield a higher payment. Instead, refer them to the "Our Rescission Offer" and "Background" section thereof for the price they would receive from the Company and tell them to compare that amount with the current market price which may change daily. Make a similar change to the last paragraph under "Rescission
Offer and Price" on page 11.

Our rescission Offer
Rescission Offer and Price, page 10
3. Revise the Table at the top of page 10 to add another column with a heading similar to, "Estimate of What Company will pay per share" and include in the column, for each state listed, the calculated amount including interest.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any questions may be directed to Michael Clampitt at (202)
551-
3434 or to me at (202) 551-3419.

						Sincerely,

						Chris Windsor
						Special Counsel
						Financial Services Group



Cc:  Facsimile (214) 758-1551
       Norman R. Miller, Esq.
       Patton Boggs LLP
       2001 Ross Avenue Street, Suite 3000
       Dallas, Texas 75201



Mr. P. Bartholow
Texas Capital Bancshares, Inc.
Page 1